Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of January 30, 2023 by and between Murphy Canyon Acquisition Sponsor, LLC, a Delaware limited liability company, and Jack K. Heilbron (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D/A to report its beneficial ownership of Class A common shares, $0.0001 par value per share, of Murphy Canyon Acquisition Corp. Each Party hereto agrees that the Schedule 13D, dated January 30, 2023, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D/A and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D/A, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: January 30, 2023	Murphy Canyon Acquisition Sponsor, LLC

	By:	/s/ Jack K. Heilbron
	Name:	Jack K. Heilbron
	Title:	Managing Member

Date: January 30, 2023		/s/ Jack K. Heilbron
Jack K. Heilbron